May 29, 2025

Agustin Aldave
Chief Executive Officer
Globa Terra Acquisition Corp
Homero 109, Despacho 1602, Polanco
Ciudad de Mexico, Mexico, 11560

       Re: Globa Terra Acquisition Corp
           Amendment No. 1 to Registration Statement on Form S-1
           Filed May 14, 2025
           File No. 333-286585
Dear Agustin Aldave:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 1, 2025, letter.

Amendment No. 1 to Registration Statement on Form S-1
Founders Shares, page 30

1. We note your response to prior comment 6 and reissue. We note your disclosure on page 33 that there will be three different classes of sponsor units, with one unit further divided into Class B-1 and Class B-2 units. Please disclose the number of units that will be outstanding in each category and clarify why certain Class B units will be subject to forfeiture and others will not. Please also revise the cover page to clarify how many Class B-2 and Class C units will be held by the institutional Private
       Placement Investor and the sponsor non-managing members, and how many Class B-
       1 units and Class C Units will be held by your sponsor, officers, and directors. Finally, please confirm whether the institutional Private Placement Investor is an affiliate of the sponsor or a promoter.
 May 29, 2025
Page 2


        Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pamela Long at 202-551-3765
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Brandon J. Bortner, Esq.